Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fidelity National Information Services, Inc.:

We consent to the use of our reports dated February 21, 2019, with respect to the consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive earnings, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Jacksonville, Florida
June 5, 2019